Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2015 TO 2017

ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

ELECTION OF SUPERVISOR

A notice convening the extraordinary general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 29 October 2014 is set out on pages 79 to 80 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

10 September 2014

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this circular, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	(China Petroleum Finance Company Limited), owned as to 51% by CNPC and 49% by the Company

DEFINITIONS

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 25 August 2011 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 1 January 2012 and effective for 3 years

“Continuing Connected Transactions”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC, details of which are set out in the Letter from the Board of this circular

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Director(s)”	directors of the Company

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 29 October 2014 to approve, among other things, the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions

“Group”	the Company and its subsidiaries

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Independent Board Committee”	the independent committee of the Board, comprising Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant Proposed Annual Caps

“Independent Financial Advisor” or “CMBI”	CMB International Capital Limited, a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Annual Caps in connection with the Non-Exempt Continuing Connected Transactions

“Independent Shareholders”	the shareholders of the Company other than the CNPC and its associates

“Jointly-held Entities”	a subsidiary of the Company in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Leasing”	(Kunlun Financial Leasing Co., Ltd.), a company incorporated in the PRC with limited liability, which is directly owned as to 90% by CNPC

DEFINITIONS

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

“Latest Practicable Date”	3 September 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 28 August 2014 entered into between the Company and CNPC regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2015

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a) and (2)(b), as set out in the section headed “2. Continuing Connected Transactions under the New Comprehensive Agreement” in the Letter from the Board as set out in this circular

“PRC” or “China”	the People’s Republic of China (for the purpose of this circular, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Proposed Annual Caps”	the proposed annual caps in respect of the Continuing Connected Transactions, including the Non-Exempt Continuing Connected Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

DEFINITIONS

“Shareholder(s)”	holder(s) of Shares of the Company

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisor(s)”	supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal address:
Zhou Jiping (Chairman)	World Tower
Liao Yongyuan (Vice Chairman)	16 Andelu
Wang Dongjin (Vice Chairman)	Dongcheng District
Yu Baocai	Beijing 100011
Shen Diancheng	PRC
Liu Yuezhen
Liu Hongbin	Office Address:
Chen Zhiwu*	China Petroleum Building
Richard H. Matzke*	9 Dongzhimen North Street
Lin Boqiang*	Dongcheng District
Beijing 100007
* Independent non-executive Directors	PRC

10 September 2014

To the Shareholders

Dear Sirs,

RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2015 TO 2017

ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

ELECTION OF SUPERVISOR

Reference is made to the announcement of the Company dated 28 August 2014 in relation to, among others, the renewal of caps of continuing connected transactions in respect of 2015 to 2017. The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM relating to the approval of the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

1.	BACKGROUND

References are made to the circular of the Company dated 5 September 2011 in relation to the Continuing Connected Transactions and the announcements of the Company dated 27 and 28 June 2013 on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 20 October 2011, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2014.

The Company would continue the Continuing Connected Transactions after 31 December 2014 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2015 to 31 December 2017), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps).

2.	CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW COMPREHENSIVE AGREEMENT

The New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 25 August 2011, which was effective from 1 January 2012 and valid for a term of three (3) years for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). On 28 August 2014, the Company and CNPC entered into the New Comprehensive Agreement, and the material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including but not limited to provision of entrustment loans and guarantees.[1]

[1]	As at the date of this circular, financial services that were provided by the Group to Jointly-held Entities only included entrustment loans and guarantees.

LETTER FROM THE BOARD

(2)	Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security system services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other financial services.

General principles

The New Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

LETTER FROM THE BOARD

Pricing determination

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing principles of the New Comprehensive Agreement primarily remains consistent with that of the Comprehensive Agreement, except for those provisions required to be detailed pursuant to the guidance letters of the Hong Kong Stock Exchange. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs for supply of water, electricity, gas and heat)); or

(b)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation and purchase of material, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus a profit margin of not more than[1]:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centres).

[1]	As at the date of this circular, financial services that were provided by the Group to Jointly-held Entities only included entrustment loans and guarantees. As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company’s listing, and the caps of profit margin have remained unchanged since then. The Company is of the view that these caps are appropriate based on the past business performance and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances.

LETTER FROM THE BOARD

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

(ii)	for security system services, the price shall not be more than the Company’s actual expense incurred on security system in 1998;

(iii)	for educational, medical and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on educational, medical and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses incurred on educational, medical and cultural promotional services calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(iv)	retirement management and re-employment service centre, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company, and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

LETTER FROM THE BOARD

The “government-prescribed price” for different products and services is determined with reference to the following, which the Company and CNPC have already implemented but detailed disclosure is required pursuant to the guidance letters of the Hong Kong Stock Exchange:

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Refined oil products	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed prices, which is the highest selling price as regulated by the government. The exact retail price and wholesale price is determined by market-oriented price (please refer to the definition of market-oriented price below). The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and aviation kerosene, shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

LETTER FROM THE BOARD

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, adjustment to the price of natural gas is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. The exact price is determined by market-oriented price (please refer to the definition of market-oriented price below).

Refinery and chemical construction	For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government. For the installation phase, prices shall be determined by industrial standards(3).

LETTER FROM THE BOARD

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Engineering design	In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No. 10), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-prescribed prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-prescribed prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Project monitoring and management	According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No. 670) issued by the National Development and Reform Commission and the former Ministry of Construction(2) on 30 March 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-prescribed prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

LETTER FROM THE BOARD

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Water supply	In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) and revised by the National Development and Reform Commission and the former Ministry of Construction(2) on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August, 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities directly under the Central Government, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Government of the province, autonomous region or municipality directly under the Central Government.

LETTER FROM THE BOARD

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Gas supply	According to the Regulation on the Administration of Urban Gas, State Council Order No. 583 issued by the State Council on 19 October 2010, the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Notes:

1.	The former National Planning Committee was reorganized as the National Development and Reform Commission in 2003.
2.	The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008.
3.	The industrial standards are prescribed by the relevant industrial associations with respect of amount of material consumed during the installation phase. The parties to the transactions assess and determine the price of the installation projects based on the relevant amount of material consumed and the market-oriented price of the material (please refer to the definition of market-oriented price below).
4.	Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties in areas where such type of service is provided and on normal terms in the area where the service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service of comparable scale is being provided at that time.

Further, the New Comprehensive Agreement stipulates, among other things, that:

•	the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

•	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market-oriented price.

LETTER FROM THE BOARD

Reference is made to the announcement of the Company dated 27 June 2013. The Board of Directors of the Company resolved that, due to business needs, CNPC provides the Company with financial leasing service as a subcategory of the current financial services provided in addition to the current continuing connected transaction in respect of financial services. Payments due from the Company shall include rental payable, pre-leasing interest and leasing service fees, etc. for such financial leasing service. Rental payable and pre-leasing interest shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for finance leases in connection with assets of a similar or the same type. The confirmation standard of rental payable, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms not less favourable than those offered to the lessee by other independent third parties.

Pricing principles for Non-Exempted Continuing Connected Transactions

(a)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing and market-oriented pricing;

(b)	Construction and technical services provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing (which includes tender prices) and agreed contractual price;

(c)	Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing, agreed contractual prices and cost.

Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan for the provision of products and services to each other in accordance to the New Comprehensive Agreement.

Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such independent third parties may be superior to those offered by CNPC.

LETTER FROM THE BOARD

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required to be provided in accordance with the New Comprehensive Agreement and the annual plan then in force.

Term and termination

The New Comprehensive Agreement is valid for 3 years commencing 1 January 2015. During the term of the New Comprehensive Agreement, termination of individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products or services have been provided.

In the event that the Company is unable to find an alternative product or service provider (such fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(i)	detail the terms and conditions in respect of risk operation services provided by CNPC to the Company by categorising risk operation service into two categories, conventional oil and gas risk operation service and unconventional oil and gas risk operation service, and further prescribe corresponding service fees for such services during the payback period and after the conclusion of the payback period in accordance with such categorisation;

(ii)	further specify the pricing principle for different products and services under government-prescribed pricing and market-oriented pricing;

(iii)	in respect of oil and gas supplied by the Company to CNPC, revise the pricing principle from government-prescribed pricing to market-oriented pricing for determining the price of the crude oil.

LETTER FROM THE BOARD

Internal control measures to ensure connected transactions are conducted in accordance with the New Comprehensive Agreement

The Company has established a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that connected transactions are conducted in accordance with the New Comprehensive Agreement. The Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s internal control and risk management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct random internal assessments on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they convene meetings twice a year to discuss and assess the implementation of connected transactions.

3.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF LAND

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and businesses of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance to the Group’s operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practices in the PRC property market. The total rental payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational needs of the Company and changes in the property market in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to lease from CNPC parcels of land situated at 16 different provinces/municipalities with an aggregate area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental payable in accordance with the reconfirmed area of leased land parcels and the current situation of the property market, and the adjusted annual rental payable (exclusive of tax and government charges) of the leased parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may, taking into consideration the production situation and the market situation of the Company, negotiate to revise the leased area and rental payable every three (3) years.

LETTER FROM THE BOARD

Having regard to the actual operational demand for land and changes in the property market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 28 August 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777.2128 million square metres with rental payable adjusted to approximately RMB4,831.2131 million in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from 1 January 2015 after it is approved by the Board.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the current rental payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2014.

As the Independent Financial Advisor opined in their report when they were engaged for advising on the renewal of Continuing Connected Transaction in August 2008, a lease term of 50 years is essential to the long term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive directors) of the Company still consider that a lease term of 50 years is in line with normal business practices.

4.	RENTALS TO BE PAID BY THE GROUP TO CNPC IN RESPECT OF BUILDINGS

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC, for the use by the Company for its business operations including the exploration, development and production of crude oil, the refining of crude oil and petroleum products and the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and sizes of the buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years.

On 25 August 2011, the Company entered into an amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.2514 million. The expiry date of the amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price.

LETTER FROM THE BOARD

The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with rental payable adjusted to approximately RMB707.7131 million in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from 1 January 2015 after it is approved by the Board.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the current rental payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation was 30 June 2014.

As in the August 2011 when the Continuing Connected Transactions were renewed, the Board considered that a term of 20 years for the Building Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which engages in the exploration, extraction, production and sales of crude oil, natural gas and chemical products, and the relevant building lease is of paramount importance to the business of the Group. Furthermore, a lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive directors) of the Company still consider that a lease term of 20 years is in line with normal business practices.

LETTER FROM THE BOARD

5.	HISTORICAL AMOUNTS, HISTORICAL CAPS (INCLUDING 2014), PROPOSED ANNUAL CAPS AND RATIONALE

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions which will serve as the annual caps of the relevant transactions above for the period from 1 January 2015 to 31 December 2017:

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(1)	Products and services to be provided by the Group to CNPC and Jointly-held Entities

(a)	Products and services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB70,410 million, RMB81,151 million and RMB54,460 million, respectively.	For the three years ending 31 December 2014, RMB152,541 million, RMB165,371 million and RMB184,099 million, respectively.	For the three years ending 31 December 2017, RMB179,863 million, RMB185,905 million and RMB195,310 million, respectively.

The proposed annual caps for the products and services to be provided by the Group to CNPC and Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC; the estimated business growth of the Group; the estimated business growth of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group and CNPC, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and uncertainty is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties that exist in the society, products and services actually provided by the Group to CNPC may be less than anticipated.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(b)	Financial services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, there were no transactions for financial services.	For the three years ending 31 December 2014, RMB21,329 million, RMB21,998 million and RMB23,157 million, respectively.	For the three years ending 31 December 2017, RMB32,579 million, RMB31,971 million and RMB31,362 million, respectively.

The proposed annual caps for the financial services (including but not limited to guarantees and entrustment loans) to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities; and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance provides entrustment loans and charges on entrustment loans are lower than the comparable market level. Further, CNPC Finance offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because the Group responds to acquisition opportunities that occur on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs are immense. As such the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual cap. Main details are as follows: (1) capital needs of Jointly-held Entities may be obtained from other sources, therefore, the Group may not actually be required to provide financial services (including but not limited to guarantees and entrustment loans) to these Jointly-held Entities; (2) acquisition targets that occur in the market may not be able to meet the acquisition expectations of the Jointly-held Entities.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(2)	Products and services to be provided by CNPC to the Group

(a)	Construction and technical services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB166,198 million, RMB175,511 million and RMB48,792 million, respectively.	For the three years ending 31 December 2014, RMB263,280 million, RMB278,320 million and RMB261,680 million, respectively.	For the three years ending 31 December 2017, RMB301,209 million, RMB302,950 million and RMB276,386 million, respectively.

The proposed annual caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group and the estimated business growth of the Company.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Meanwhile, it is estimated that the Group will introduce third parties to invest and cooperate in the development of projects, resulting in an increase in the quantity and a growth in the scale of the projects in which the Group will invest. As such, the transaction scale with CNPC is expected to grow.

The Group is of the view that the proposed increase in the annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When forecasting the caps, the Group must consider the possibility that CNPC participates in all the projects, however, in reality, CNPC might not be able to participate in all the projects.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(b)	Production services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB144,967 million, RMB151,452 million and RMB73,352 million, respectively.	For the three years ending 31 December 2014, RMB220,081 million, RMB235,022 million and RMB253,476 million, respectively.	For the three years ending 31 December 2017, RMB284,362 million, RMB296,073 million and RMB309,909 million, respectively.

The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business growth of the Group; and the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products, as well as higher energy costs in the production process.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC and Jointly-held Entities to the Group. The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual caps. The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 is mainly because international trade accounts for a large proportion of this category of connected transactions, and uncertainty is far greater than other businesses. The difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 is mainly due to the objective to maintain the quality of natural gas, CNPC is required to replace its natural gas reserve from time to time and supply the replaced natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(c)	Material supply services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB22,698 million, RMB22,137 million and RMB3,273 million, respectively.	For the three years ending 31 December 2014, RMB25,531 million, RMB24,129 million and RMB25,397 million (proposed to be revised to RMB40,132 million), respectively.	For the three years ending 31 December 2017, RMB42,346 million, RMB39,995 million and RMB40,977 million, respectively.

The annual caps for the material supply services provided by the Group to CNPC have been determined with reference to the estimated business growth of the Company; and increases in the volume of purchases by the Group.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economies of scale and the collective bargaining power of CNPC, the centralized materials purchased by CNPC stabilises the purchase prices of the Company’s raw materials.

With the Company’s dominant position and the increase in the petroleum and petrochemical industries in PRC, as well as the increase in the size of business, these continuing connected transactions and transaction amounts are expected to increase.

On the other hand, the Group is also involved in a number of pipeline and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 was minimal. The difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 is mainly because in 2014, the Company changed the calculation method for deriving the amount for materials procurement from accounting for the full amount paid to connected parties in a transaction for certain local subsidiaries; and accounting for only the agency fee paid to connected parties in a transaction for other local subsidiaries, to accounting for the full amount paid to connected parties in a transaction for all local subsidiaries, thereby satisfying the requirements of the need for the parent company to prepare consolidated financial statements. Such a change in the calculation method resulted in an increase in the 2014 revised cap and the proposed annual cap when compared with historical amounts.

For the six months ended 30 June 2014, the actual amount incurred was lower because settlement for the relevant transactions will occur during the second half of the year.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(d)	Social and ancillary services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB7,791 million, RMB7,554 million and RMB3,307 million, respectively.	For the three years ending 31 December 2014, RMB8,040 million, RMB8,040 million and RMB8,040 million, respectively.	For the three years ending 31 December 2017, RMB10,144 million, RMB10,626 million and RMB11,137 million, respectively.

A majority of the Group’s local subsidiaries are situated in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient for CNPC to provide such services.

The proposed annual caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated growth of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 were minimal. The difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 is mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual caps in order to satisfy the needs of changes in the Group’s production and operations.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(e)	Financial services (note 1)

(i)	Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB59,101 million, RMB66,914 million and RMB63,959 million, respectively.	For the three years ending 31 December 2014, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (in which the aggregate of maximum daily deposits made by the Group with CNPC and the interest received in respect of these deposits shall be no more than RMB46,900 million).	For the three years ending 31 December 2017, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (note 2).

The proposed annual caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business growth of the Group; the Group’s historical cash flow and levels of deposits; and the competitive interest rates offered by CNPC Finance and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, CNPC Finance and other financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance are determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable), and they are more favourable than those offered by independent third parties.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 was minimal. The proposed annual cap is similar to historical amounts incurred.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB952 million, RMB1,213 million and RMB348 million, respectively.	For the three years ending 31 December 2014, RMB2,801 million, RMB2,925 million and RMB3,055 million, respectively.	For the three years ending 31 December 2017, RMB1,314 million, RMB1,972 million and RMB2,320 million, respectively.

To optimise cash flow management and capital efficiency of the Group, CNPC Finance and other financial institutions provide a full range of financial services to the Group.

Through captive insurance, property insurance and life insurance services provided by CNPC Captive Insurance Co., Ltd. in which CNPC holds 51% issued share capital, Generali China Insurance Co., Ltd. in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc.. This enhances the Group’s ability to manage risks.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

Fees and interest rates with respect to financial services provided by CNPC Finance is determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance offers interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of any service charge, and offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 was mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plan when applying for the annual caps.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

The decrease in proposed annual caps in comparison with historical data is because the nature of part of the insurance purchased from Generali China Life Insurance Co., Ltd. is contribution to retirement funds, which is considered to be part of the remuneration paid to the employees, and does not involve any transaction between CNPC and the Group and such amount contributable to insurance premiums is not considered when determining the proposed annual cap as it does not constitute connected transaction.

(iii)	Rentals and other fees paid in respect of financial leasing services	For the year ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB193 million and RMB102 million, respectively.	For the two years ending 31 December 2014, RMB10,000 million and RMB10,000 million, respectively.	For the three years ending 31 December 2017, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively.	In order to maintain its scale of investment in development of oil and gas regions, major refining infrastructure, oil and gas storage and transportation facilities and of major pipelines and sales networks for refined products, the Company needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would further be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

LETTER FROM THE BOARD

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

Kunlun Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are more favorable than those offered by any other third-party financial institutions.

The difference between the 2013 annual cap and the actual amount incurred in 2013 and the difference between the proposed annual caps and the historical amount incurred in 2013 are mainly because financial leasing is one means of financing used by the Company. In actual practices, the Company will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Company, and may use other means of financing. As a result, the actual amount incurred for financial leasing is lower than the annual cap. However, as the Company may still need to use financial leasing as a means of financing, therefore, the proposed annual cap was derived taking in to consideration the estimated capital needs of the Company, circumstances of the relevant assets and the cost of financing in the market, etc.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(f)	Rentals to be paid by the Group to CNPC in respect of land	For the two years ended 31 December 2013, and the six months ended 30 June 2014, approximately RMB2,917 million (exclusive of tax and government charges) and RMB2,576 million (exclusive of tax and government charges) and RMB1,304 million (exclusive of tax and government charges) respectively.	For the three years ending 31 December 2014, RMB3,892 million (exclusive of tax and government charges), RMB3,892 million (exclusive of tax and government charges) and RMB3,892 million (exclusive of tax and government charges), respectively.	For the three years ending 31 December 2017, RMB4,831 million (exclusive of tax and government charges), RMB4,831 million(exclusive of tax and government charges) and RMB4,831 million(exclusive of tax and government charges), respectively.

The Board considers that the proposed annual caps on the rental of land parcels pursuant to the Land Use Right Leasing Contract and the supplemental agreement and the confirmation letter ensures that the Company achieves its business development plans. Each of the proposed annual caps comprises of the annual leasing fee (exclusive of tax and government charges) in accordance with the confirmation letter. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because during the contractual period, members of the Group have the rights to terminate the lease in respect of land based on the prevailing circumstances.

LETTER FROM THE BOARD

Transaction categories		Historical amount	Historical caps (including 2014)	Proposed annual caps for 2015 to 2017	Basis of determination of the proposed annual caps

(g)	Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB357 million, RMB327 million and RMB145 million, respectively.	For the three years ending 31 December 2014, RMB771 million, RMB771 million and RMB771 million, respectively.	For the three years ending 31 December 2017, RMB708 million, RMB708 million and RMB708 million, respectively.

The Board considers that pursuant to the amended Buildings Leasing Contract and the confirmation letter, the proposed annual caps in respect of the building leases provided by CNPC to the Group can ensure that the Company achieves its business development plans. The proposed annual caps are in accordance with the confirmation letter, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because members of the CNPC group who own one or more leased buildings may enter into individual building leasing contracts with members of the Group pursuant to the terms of the Building Leasing Contract. Members of the Group determine whether to enter into individual buildings leasing contracts taking into consideration the conditions offered by independent third parties on the market.

Notes:

1.	The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.
2.	Out of the said amounts, the aggregate of maximum daily deposits made by the Group with CNPC Finance and the interests thereon shall not exceed RMB56,642 million.

LETTER FROM THE BOARD

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

China National Petroleum Corporation is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services, petroleum equipment manufacturing and logistical support services. The Company is a joint-stock company established during the reorganization of China National Petroleum Corporation on 5 November 1999. China National Petroleum Corporation, as the sole promoter of the Company, injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the operation and production of petroleum and natural gas, such as construction and technical services, production services, material supply services, ancillary services, social services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and in relation to the livelihood of its employees. CNPC and its subsidiaries are equipped with talented employees, advanced technology and geographical advantages, and have been in a long-term cooperation relationship with the Group, therefore, the Company believes that the Continuing Connected Transactions will be beneficial to the continued operation and development of the Group. This is mainly reflected in:

(a)	The construction technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers.

(b)	The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly.

(c)	Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad. For example, the commercial conditions of financial services provided by CNPC Finance to the Group are more advantageous than those provided by other commercial banks, details of which are described below:

(i)	CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC provides deposit and other financial services to the Group through CNPC Finance and other financial institutions. The interest rate on deposits the Group places with CNPC Finance follows the benchmark rate determined by the People’s Bank of China.

LETTER FROM THE BOARD

(ii)	CNPC Finance lowered the costs of the Group through various mechanisms, such as offering interest rate and fee discounts and providing more efficient internal settlement. CNPC Finance provides the Group with certain interest rate discounts on loans issued by CNPC Finance to the Group which saved the Group a considerable amount in interest, and the loan process is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trading Centre to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs. Meanwhile, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of any service charges, thus protecting the interests of the Group’s Shareholders to the largest extent possible.

(iii)	CNPC Finance is under the supervision of the China Banking Regulatory Commission as a major domestic non-bank financial institution, and has achieved the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2013, CNPC Finance has total assets of RMB649.208 billion and achieved an income of RMB15.412 billion and a net profit of RMB6.477 billion, occupying a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions.

(iv)	The Company considers that being familiar with the business and operation of the Group, the service provided by CNPC Finance is generally superior to the market level in terms of price and quality, with more efficiency, more convenient services and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit by virtue of owning 49% shareholding in CNPC Finance.

(d)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions.

All in all, actual practices proved that the Continuing Connected Transactions benefit the continued operation and development of the Company.

LETTER FROM THE BOARD

Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the Proposed Caps under the New Comprehensive Agreement to be one significant proposal. As such, the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be proposed to the Extraordinary General Meeting for consideration and approval as one single resolution. Any votes by the Shareholders on this resolution will be applicable to the New Comprehensive Agreement as well as the Proposed Caps in respect of each of the Non-Exempt Continuing Connected Transactions alike.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Annual Caps are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial condition; and will not affect the Company’s independence.

The independent non-executive Directors constituting the Independent Board Committee has given their view on the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Advisor, and their view has been given in this circular.

7.	DISCLOSURE AND INDEPENDENT SHAREHOLDERS APPROVAL REQUIREMENTS

Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.

LETTER FROM THE BOARD

Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is fully exempted from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.76(1) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rule 14A.35 and Rule 14A.49 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(1)(b)	Financial services to be provided by the Group to CNPC/Jointly-held Entities

(2)(c)	Material supply services to be provided by CNPC to the Group

(2)(d)	Social and ancillary services to be provided by CNPC to the Group

(2)(e)(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

(2)(e)(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(e)(iii)	Rentals and other fees payable for the financial leasing services provided by CNPC to the Group

(2)(f)	Rentals to be paid by the Group to CNPC in respect of land

Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(2)(a)	Construction and technical services to be provided by CNPC to the Group

(2)(b)	Production services to be provided by CNPC to the Group

LETTER FROM THE BOARD

The Non-Exempt Continuing Connected Transactions, being material connected transactions requiring independent shareholders’ approval, have been reviewed and consented to by the Audit Committee of the Board and by the Board in accordance with the SSE Guidelines on Connected Transactions. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps on the condition that:

(I)	the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed annual cap;

(II)	(i)	the Non-Exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available normal commercial terms comparison, on terms no less favourable than terms available to the Group from independent third parties; and

	(ii)	the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the New Comprehensive Agreement (for transactions (1)(a), (2)(a) and (2)(b)), and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

8.	APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 27 and 28 August 2014, the third meeting of the sixth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr. Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr. Liu Hongbin has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

The Audit Committee of the Board gave advices to the Board about the New Comprehensive Agreement and Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions. The Board (including the independent non-executive directors) has reviewed the advices and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

9.	GENERAL INFORMATION

Information on the Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining, transportation, storage and sale of crude oil and petroleum products;

(3)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(4)	the transmission of natural gas, crude oil and refined oil products, and the sale of natural gas.

Information on China National Petroleum Corporation

The controlling shareholder of the Company is China National Petroleum Corporation. China National Petroleum Corporation is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. China National Petroleum Corporation is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, sale of oil product, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

LETTER FROM THE BOARD

Information on CNPC Finance

As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrustment loan and entrustment investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement, relevant internal settlement and clearance plans designing for members of the CNPC group and the Group, taking deposits from members of the CNPC group and the Group, providing loans and financing leases to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

Information on Kunlun Leasing

Kunlun Leasing is held as to 90% by CNPC and is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions, etc.

Relationship between the Company and the connected person

Name of connected person	Relationship with the Company	Status of compliance with the listing rules

CNPC and its associates	Controlling shareholder and its associate	Connected person as defined under item 1 & item 2 of Rule10.1.3 of the Shanghai Listing Rules and as defined under the HKEx Listing Rules.

10.	APPROVAL OF AGREEMENTS

Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, the New Comprehensive Agreement shall be approved by the Independent Shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transaction and its associates will not vote.

CNPC and its associates will abstain from voting on the relevant resolution. To the knowledge of the Company and its Directors, as at the Latest Practicable Date, CNPC and its associates are interested in 158,033,693,528 A Shares and 291,518,000 H Shares, or approximately 86.51% of the total issued share capital of the Company.

LETTER FROM THE BOARD

11.	ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND ELECTION OF SUPERVISOR

As resolved at the third meeting for the sixth Session of the Board, the Board proposed that the Shareholders elect Mr Zhang Biyi as an independent non-executive Director of the Company at the Extraordinary General Meeting.

As required under Rule 13.51(2) of the HKEx Listing Rules, the biographical details of Mr Zhang Biyi who will stand for election at the Extraordinary General Meeting are set out below to enable the Shareholders an informed decision on the election.

Zhang Biyi, aged 60, is a senior accountant and graduated with a bachelor degree from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010.

As resolved at the second meeting of the Sixth Session of the Supervisory Committee, the Supervisory Committee proposed that the Shareholders elect Mr Jiang Lifu as a Supervisor of the Company at the Extraordinary General Meeting. In addition, according to the article of association of the Company, an employee representative supervisor of the Company will be elected democratically by the employee representative group meeting of the Company. The election result of the employee representative supervisor will be further announced.

As required under Rule 13.51(2) of the HKEx Listing Rules, the biographical details of Mr Jiang Lifu who will stand for election at the Extraordinary General Meeting are set out below to enable the Shareholders an informed decision on the election.

Jiang Lifu, aged 50, is the general manager of the enterprise management department (internal control and risk management department) of the Company and concurrently the general manager of the enterprise management department (internal control and risk management department) of CNPC. Mr Jiang is a professor-level senior economist and holds a doctor’s degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of capital operation department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014.

LETTER FROM THE BOARD

The terms of office of Mr Zhang and Mr Jiang will commence on October 29, 2014 and expire on the date of 2016 annual general meeting to be held in 2017. The emoluments of Mr Zhang and Mr Jiang will be fixed by the Board pursuant to the authority granted by the Shareholders at the Extraordinary General Meeting by reference to their duties, performance and the results of the group. As at the Latest Practicable Date, except as disclosed above, neither of Mr Zhang nor Mr Jiang: (1) holds any directorship in other public listed companies within the past three years; (2) has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company; (3) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no further information of Mr. Zhang and Mr. Jiang that needs to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the HKEx Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

12.	THE EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 29 October 2014 (Wednesday) to approve the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions and the elections of new Director and Supervisor by way of ordinary resolution. The EGM Notice is set out on pages 79 to 80 of this circular.

A form of proxy for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the proxy form and return the same in accordance with the instructions printed thereon. In order to be valid, for holders of A Shares, this proxy form, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 20 October 2014 (Monday) are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 29 September 2014 to 29 October 2014 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement. The EGM may be convened after the publication of such announcement.

LETTER FROM THE BOARD

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

13.	VOTES TO BE TAKEN BY POLL

In accordance with the HKEx Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

14.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee, which is set out on page 49 of this circular, and which contains their recommendation in respect of the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

The advice of the Independent Financial Advisor on the fairness and reasonableness of the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are set out on pages 50 to 73 of this circular. The Independent Financial Advisor considers that the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Directors believe that the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions, and the elections of Director and Supervisor are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions and recommend the Shareholders to vote in favour of elections of new Director and Supervisor at the Extraordinary General Meeting.

15.	FURTHER INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

By Order of the Board PetroChina Company Limited Zhou Jiping Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

10 September 2014

Dear Shareholders

RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2015 TO 2017

We refer to the Circular dated 10 September 2014 of the Company of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

As CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC and its associates constitute connected transactions for the Group under the HKEx Listing Rules. The New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval from the Independent Shareholders.

In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions, details of which are set out in the Letter from the Board in the Circular to the Shareholders. CMBI has been retained as the Independent Financial Advisor to advise the Independent Board Committee. We wish to draw your attention to the letter from CMBI as set out in the Circular.

Having taken into account the information set out in the Letter from the Board, and the principal factors, reasons and recommendations set out in the letter from CMBI, we consider the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions to be fair and reasonable insofar as the Independent Shareholders are concerned and believe that the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. At the same time, we are of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

Yours faithfully

Chen Zhiwu	Richard H. Matzke	Lin Boqiang
Independent	Independent	Independent
non-executive director	non-executive director	non-executive director

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

The following is the text of a letter from CMBI for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee and the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

CMB International Capital Limited Units 1803-4, 18/F, Bank of America Tower 12 Harcourt Road, Central, Hong Kong

10 September 2014

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF 2015 TO 2017

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions (the “Proposed Annual Caps”) contemplated under the New Comprehensive Agreement entered into between the Group and CNPC. Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at the Extraordinary General Meeting. Details of the Continuing Connected Transactions (including the Non-Exempt Connected Transactions and terms of the relevant Proposed Annual Caps) are set out in the letter from the board (The “Letter from the Board”) contained in this circular to its Shareholders dated 10 September 2014 (the “Circular”) issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

References are made to the circular of the Company dated 5 September 2011 in relation to the Continuing Connected Transactions and the Prospectus dated 27 March 2000. At the extraordinary general meeting of the Company held on 20 October 2011, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2014.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Accordingly, the Non-exempt Continuing Connected Transactions between the Company and CNPC constitute non-exempt continuing connected transactions of the Company under the Chapter 14A of the HKEx Listing Rules and are subject to reporting, announcement and independent shareholders’ approval requirements under the HKEx Listing Rules.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

The Company announced that the Board has approved the Renewal of Caps of Continuing Connected Transactions in Respect of 2015 to 2017 and Revised Cap of the Relevant Category of Continuing Connected Transactions in Respect of 2014 on 28 August 2014. As the Company would continue the Continuing Connected Transactions after 31 December 2014 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2015 to 31 December 2017), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps).

As stated in the Letter from the Board, the Audit Committee of the Board gave advices to the Board about the New Comprehensive Agreement and Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions. The Board (including the independent non-executive directors) has reviewed the advices and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to consent to such transactions.

An Independent Board Committee, comprising the independent non-executive Directors, namely Mr. Chen Zhiwu, Mr. Richard H. Matzke and Mr. Lin Boqiang, has been established by the Company to advise the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions.

We, CMBI, have been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-Exempt Continuing Connected Transactions are entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of such transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of, the Company and the Shareholders as a whole, and whether the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are reasonably determined.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

BASIS OF OUR OPINION

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the extraordinary general meeting. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Continuing Connected Transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps) and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CMBI is a licensed corporation to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance) under the SFO. CMBI and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts. Other than this appointment as the Independent Financial Adviser, CMBI has no relationships with or interests in the Company and any other parties that could reasonably be regarded as relevant to our independence. We are hence independent from the Company pursuant to Rule 13.84 of the Listing Rules.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

INFORMATION OF THE GROUP AND CNPC

According to the annual report for year ended 31 December 2013 of the Company (the “2013 Annual Report”), the Company was established as a joint stock company with limited liability under the Company Law of the PRC on 5 November 1999 as part of the restructuring of the CNPC. The Group is the one of the largest oil and gas producers and sellers occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sale of crude oil and natural gas; the refining, transportation, storage and sale of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and the transmission of natural gas, crude oil and refined oil products, and the sale of natural gas.

As stated in the Letter from the Board, CNPC is the controlling shareholder of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

Set out below is a summary of the Group’s financial information prepared in accordance with the International Financial Reporting Standards (the “IFRS”) as extracted from the 2013 Annual Report:

	For the year ended 31 December
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
	Million	Million	Million	Million	Million

Revenue	1,019,275	1,465,415	2,003,843	2,195,296	2,258,124
Operating profit	143,444	187,777	182,461	174,519	188,642
Profit before taxation	140,032	189,305	184,215	166,811	178,063

	As at 31 December
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB
	Million	Million	Million	Million	Million

Total assets	1,450,288	1,656,487	1,917,586	2,168,896	2,342,110
Total liabilities	542,587	646,358	835,040	988,148	1,072,175
Net assets	907,701	1,010,129	1,082,546	1,180,748	1,269,935

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1.	Background and Nature of the Non-exempt Continuing Connected Transactions

The New Comprehensive Agreement

As stated in the Letter from the Board, references are made to the circular of the Company dated 5 September 2011 in relation to the Continuing Connected Transactions and the announcements of the Company dated 27 and 28 June 2013 on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 20 October 2011, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2014.

In order to satisfy the products and services required by the Company and CNPC, the Company would continue the Continuing Connected Transactions after 31 December 2014 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2015 to 31 December 2017), including disclosing further information thereof in this circular and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps).

On 28 August 2014, the Company and CNPC entered into the New Comprehensive Agreement. The New Comprehensive Agreement has a term of three years, starting from 1 January 2015.

Details of the Non-Exempt Continuing Connected Transactions contemplated under the New Comprehensive Agreement are set out as follows:

Transaction type		Description

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time

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Transaction type		Description

(2)	Construction and technical services to be provided by CNPC to the Group	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service

(3)	Production services to be provided by CNPC to the Group	Production services, mainly associated with products and services to be provided after formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications

2.	Pricing of the Non-exempt Continuing Connected Transactions

The New Comprehensive Agreement

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs)); or

(b)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation and purchase of material, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

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(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus a profit margin of not more than:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centres).

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set.

We understand that the main revised terms and conditions of the New Comprehensive Agreement in respect of the Non-Exempt Continuing Connected Transactions in comparison with the Comprehensive Agreement are as follows:

i.	detail the terms and conditions in respect of risk operation services provided by CNPC to the Company by categorising risk operation service into two categories, conventional oil and gas risk operation service and unconventional oil and gas risk operation service, and further prescribe corresponding service fees for such services during the payback period and after the conclusion of the payback period in accordance with such categorisation;

ii.	further specify the pricing principle for different products and services under government-prescribed pricing and market-oriented pricing;

iii.	in respect of oil and gas supplied by the Company to CNPC, revise the pricing principle from government-prescribed pricing to market-oriented pricing for determining the price of the crude oil.

As advised by the management of the Company and based on the New Comprehensive Agreement, we are given to understand that conventional oil and gas means that such oil and gas resources can be recovered under the current technology and is economically beneficial, while unconventional oil and gas means oil and gas resources that cannot be recovered or economically beneficial without large stimulation processes or special mining technology. Therefore, the unconventional oil and gas risk operation services are much more complicated, more difficult and with greater risk. The Company considered that the single pricing policy under the Comprehensive Agreement could not completely consider all the features and exploration risks of unconventional oil and gas, and thus the Company believes that it is necessary to distinguish the detailed pricing policies of these two categories.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Government-prescribed price

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments.

The “government-prescribed price” for different products and services is determined with reference to the following, which the Company and CNPC have already implemented but detailed disclosure is required pursuant to the guidance letters of the Hong Kong Stock Exchange:

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Refined oil products	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No.624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed prices, which is the highest selling price as regulated by the government. The exact retail price and wholesale price is determined by market-oriented price (please refer to the definition of the market-oriented price). The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and aviation kerosene, shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No.1246) issued by the National Development and Reform Commission on 28 June 2013, adjustment to the price of natural gas is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. The exact price is determined by market-oriented price (please refer to the definition of market price below).

Refinery and chemical construction	For the construction phases, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government. For the installation phase, prices shall be determined by industrial standards.(3)

Engineering design	In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No.10), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-prescribed prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-prescribed prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Project monitoring and management	According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No.670) issued by the National Development and Reform Commission and the former Ministry of Construction(2) on 30 march 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-prescribed prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Type of product/service with “government-prescribed prices”	Basis for price determination(4)

Water supply	In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No.1810), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) and revised by the National Development and Reform Commission and the former Ministry of Construction(2) on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August, 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities directly under the Central Government, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Governments of the province, autonomous region or municipality directly under the Central Government.

Gas supply	According to the Regulation on the Administration of Urban Gas, State Council Order No.583 issued by the State Council on 19 October 2010, the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Notes:

1.	The former National Planning Committee was reorganized as the National Development and Reform Commission in 2003.
2.	The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008.
3.	The industrial standards are prescribed by the relevant industrial associations with respect of amount of material consumed during the installation phase. The parties to the transactions assess and determine the price of the installation projects based on the relevant amount of material consumed and the market-oriented price of the material (please refer to the definition of market-oriented price below).
4.	Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Market-oriented price

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties, in areas where such type of service is provided and on normal terms in the area where the service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service of comparable scale is being provided at that time.

For the Non-Exempt Continuing Connected Transactions contemplated under the New Comprehensive Agreement, we understand from the Company that the pricing of (1) products and services to be provided by the Group to CNPC and the Jointly-held Entities and (2) production services to be provided by CNPC to the Group, are mainly based on principle (a) or (b) mentioned above. As for construction and technical services to be provided by CNPC to the Group, the pricing policy is mainly based on principle (a) or (c), however for public engineering services, the pricing is mainly based on principle (d)(i) mentioned above.

In order to better understand pricing mechanism of (a) government-prescribed price, we have reviewed the relevant documents regarding government-prescribed price and have discussed with the management of the Company regarding the implications of the relevant documents. As advised by the management of the Company, the Company will follow the service and product prices determined from time to time by the Central Government or various regional governments according to the government-prescribed price documents published by the Central Government. In cases where there are no regional government determined service and products prices, pricing mechanism (b) will be used within the price ceilings set by the government-prescribed pricing documents. The actual prices implemented by the Company will be arrived at after arms-length negotiations, and will be no less favorable than those provided to/by independent third parties. In this regard, we concur with the view of the Directors that such price determination is fair and reasonable. According to the Letter from the Board, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government is updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly. In addition, the management of the Company has confirmed that if the government prescribed price documents will be updated during the following three years, the Company will implement according to the updated government prescribed price documents and regional government determined prices, with the Company’s Price and Taxation department responsible for overseeing, determining, and updating the prices considering the relevant government prescribed price documents among other sources.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

As advised by the Company’s PRC legal counsel, the pricing guidance documents referenced above for various products and services are currently in force and have national authority, and the main government pricing guidance documents for various products and services are in line with the relevant general PRC laws and regulations.

According to the Letter from the Board, when adopting pricing mechanism (b), the Company will consider at least two independent third parties’ quotation price. Regarding pricing mechanism (d)(i), the Company will proceed in accordance with the set quotas and pricing standards if the same have been set uniformly by the government of the relevant countries or regions, which is consistent with pricing policy (a). When there is no government-prescribed pricing standards for public engineering projects, the management of the Company advised that the public tender pricing will be adopted in accordance with the Company’s internal tender procedures, with the bidders meeting all the necessary requirements set out in the invitation to tender (including but not limited to qualification, experience, capability and previous relationship, etc.) and the general conditions for the optimal bid quoted. The Company’s tender process is managed by the Material Procurement Center of the Company in order to ensure that the transactions are in the interests of the Company and the Independent Shareholders as a whole.

The management of the Company has advised that they are of the view that the additional 15% margin (“15% margin”) respective to the construction and technical services under categories of products and services stated above are what they believe to be the norm in the PRC across relevant industries. In order to assess the fairness and reasonableness of the 15% Margin as set out in pricing mechanism (c) above, we have, on a best effort basis, conducted a search of companies listed on the Stock Exchange that are principally engaged in similar onshore construction and technical services provided by the CNPC to the Group, and identified two relevant oilfield servicing companies listed on the Hong Kong Stock Exchange. However, taking into account that the total assets of CNPC (with the Group excluded) is over US$5 billion, as at 31 December 2013, according to the financial information we obtained from the Company, and as no such relevant company on the Hong Kong Stock Exchange is of a comparable size to CNPC, we expanded our search to companies listed on the New York Stock Exchange, and have, to the best of our knowledge, also identified six relevant oilfield servicing companies listed on the New York Stock Exchange with total assets as at 31 December 2013 of each of them over US$5 billion (the total 8 comparable companies together called the “Comparable Companies”) providing relevant construction and technical services. These Comparable Companies had over approximately 80% of their revenue derived from the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells all over the world. We understand the scope of services of the Comparable Companies are of a similar nature compared with the construction and technical services offered by CNPC to the Group, and we consider, to the best of our knowledge, that they represent an exhaustive list of relevant comparable companies based on the above criterion and the selection principles are able to provide fair and representative samples for the analysis.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Based on our research from publicly available information and the annual reports of the respective Comparable Companies, we understand that there is no segmental profit margin information relating to, in particular, the construction and technical services for the Comparable Companies, so as to allow us to compare to the specific connected transactions directly and the average operating profit margins of the Comparable Companies are not fully comparable to the term of the 15% Margin to be charged by CNPC. However, considering that over 80% of the revenue of the Comparable Companies was derived from their segments of a similar nature as the construction and technical services offered by CNPC to the Group, we compare the average operating profit margins of the Comparable Companies to the term of 15% Margin to be charged by CNPC in relation to the construction and technical services, in order to assess if the 15% Margin to be charged by CNPC is reasonably determined such that it shall be no less favourable to the Company than can be offered by independent third parties.

The tables below illustrate the operating profit margins of the Comparable Companies for each of the years ended 31 December 2009, 2010, 2011, 2012 and 2013, respectively. We believe that comparing the range of and the average of operating profit margins of the previous five years is reasonable due to the fact that such 5 years range will not be overly affected by isolated events happened that will cause fluctuations in operating profit margins but also not of a too long time period as to affect the extent of comparability with CNPC.

No.	Code	Comparable Companies listed on the New York Stock Exchange	Total Assets as at 31 December	Operating Profit Margins
			2013	2009	2010	2011	2012	2013	Average
			US Million

1	SLB	Schlumberger Ltd	67,100	18.1%	15.9%	17.6%	17.4%	18.4%	17.5%
2	RIG	Transocean Ltd	32,546	41.0%	27.6%	5.6%	18.3%	24.2%	23.3%
3	BHI	Baker Hughes Inc	27,934	7.8%	10.8%	14.7%	10.3%	8.7%	10.5%
4	HAL	Halliburton Co	29,223	13.6%	16.7%	19.1%	15.6%	14.1%	15.8%
5	NE	Noble Corp PLC	16,218	56.1%	32.6%	17.4%	21.7%	26.0%	30.8%
6	DO	Diamond Offshore Drilling	8,391	52.5%	41.6%	37.6%	29.5%	27.3%	37.7%

No.	Code	Comparable Companies listed on the Hong Kong Stock Exchange	Total Assets as at 31 December	Operating Profit Margins
			2013	2009	2010	2011	2012	2013	Average
			RMB Million

1	3337	Anton Oilfield Services Group	5,967	5.0%	15.3%	14.1%	19.9%	22.7%	15.4%
2	1251	SPT Energy Group Inc	5,966	21.7%	16.9%	22.2%	20.7%	17.6%	19.8%

	Operating Profit Margins
Statistical data	2009	2010	2011	2012	2013	Average

Maximum	56.1%	41.6%	37.6%	29.5%	27.3%	38.4%
Minimum	5.0%	10.8%	5.6%	10.3%	8.7%	8.1%
Average	27.0%	22.2%	18.5%	19.2%	19.9%	21.3%

Source: Bloomberg as at 28 August 2014

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

The operating profit margins of the Comparable Companies from 2009 to 2013 ranged from approximately 5.0% to 56.1%, while their average operating profit margins were approximately 27.0%, 22.2%, 18.5%, 19.2% and 19.9%, for each of the years ended 31 December 2009, 2010, 2011, 2012 and 2013, respectively, and the pricing mechanism referred to (c) above lies within the range as well as lower than the average and median of operating profit margin of the Comparable Companies.

Having considered that i) the 15% Margin was determined with reference to the Company’s prospectus dated 27 March 2000 and the circular dated 5 September 2011; ii) is within the range of the five-year average of Comparable Companies operating profit margin; iii) is lower than the five-year average and median of operating profit margin of the comparable companies; iv) based on the New Comprehensive Agreement, the agreed contractual price shall not be higher than price available for the provision of such products and services in the international market; v) the reasons of the Group using cost-plus pricing mechanism and the internal control mechanisms in place to ensure the margins are no higher than the 15% Margin; and vi) we note from the annual reports of the Company for 2011 to 2013 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2011, 2012, and 2013, and confirmed that the transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules. Additionally, CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide unique and high quality petrochemical related construction and technical services. Furthermore, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. Additionally, CNPC has had a long-term relationship with the Group providing relevant services, and is familiar with the Group and established a good cooperative model and accumulated rich cooperative experience to better create synergy. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services, which enable CNPC to be competitive.

In light of the aforesaid, we are of the opinion that the 15% Margin and such agreed contractual price charged by CNPC to the Group shall not be higher than the prices available for the provision of such products and services in the international market is fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

According to the Letter from the Board, in order to ensure that the Non-Exempt Continuing Connected Transactions ending 31 December 2017 is in accordance with the new three-year Comprehensive Agreement, the Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s internal control and risk management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct random internal assessments on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they convene meetings twice a year to discuss and assess the implementation of connected transactions. We have (i) reviewed the internal control management handbook and internal control assessment management methods; (ii) reviewed the Audit Committee and Supervisory Committee of the Company’s advice regarding the internal control measures in respect of the connection transactions on a sampling basis; (iii) reviewed samples of the internal control and risk management department’s advice and procedures; and (iv) reviewed the audited results as stated in the annual reports of the Company and reviewed unaudited results as stated in the interim reports of the Company prepared by the external auditor regarding the Non-Exempt Continuing Connected Transactions, respectively. We have also discussed with the management of the Company and we understand that the internal control policy regarding connected transactions was commenced since 2002. Therefore, we concur with the view of the Directors that the internal control measures adopted by the Company are sufficient to ensure that the future prices will be set in accordance with the pricing bases for each of the Non-Exempt Continuing Connected Transactions.

For detailed description of the terms in relation to the New Comprehensive Agreement, please refer to the Letter from the Board. Based on the above, the priority is set from (a) to (c) such that the price mechanisms in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable government-prescribed prices and market-oriented prices, including the applicable regional or national market prices, while (d)(i) is only applicable for public engineering services which is based on government-prescribed price, or based on tendering if there is no government-prescribed price, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

3.	Reasons for and Benefits of the Non-exempt Continuing Connected Transactions

According to the New Comprehensive Agreement, regarding the products and services provided by the Group to CNPC, the Directors consider:

(i)	The Group can, through providing products and services to CNPC, continue to generate a steady revenue;

(ii)	The Group is allowed to render revenue through CNPC at a price no less favorable than prices provided to independent third parties; and

(iii)	The Group can, through providing products and services to CNPC, enhance its own market share.

According to the New Comprehensive Agreement, regarding the products and services provided by the CNPC to the Group (including construction services and production services), the Directors consider:

(i)	Considering that the oil industry has its specific technical and quality requirements and CNPC is able to provide premier construction and technical services, CNPC can fulfill the Group’s quality and quantity demand, as well as technical, quality, safety and other requirements;

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

(ii)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions;

(iii)	Due to the constantly changing market environment, CNPC can rely on its economics of scale in order to provide the Group with a stable, long-term supply of crude oil, refined oil, natural gas and other products;

(iv)	Considering the Company’s electricity, gas, water, and heating supply network is closely connected with CNPC’s, having an independent third party rebuild the network would be extremely costly and could cause the Company to suspend its operations; and

(v)	According to the New Comprehensive Agreement, the Group can, with prices no higher than those provided by independent third parties, purchase products and services provided by CNPC.

Additionally, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Annual Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

We noted from the annual reports of the Company for 2011 to 2013 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2011, 2012 and 2013 (the “Prior Year Transactions”) and confirmed that the Prior Year Transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules.

In light of the aforesaid analysis, we are of the view that the Non-Exempt Continuing Connected Transactions are being conducted on normal commercial terms or on terms no less favourable to the Company than those with independent third parties, and is in the interest of the Company and the Independent Shareholders as a whole.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

4.	Proposed Annual Caps of the Non-exempt Continuing Connected Transactions

The Non-Exempt Continuing Connected Transactions are subject to the Proposed Annual Caps whereby for each of the three years ending 31 December 2017, the monetary value of the Non-Exempt Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the Letter from the Board.

In assessing the fairness and reasonableness of the Proposed Annual Caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the Proposed Annual Caps.

Historical transaction amounts of the Non-Exempt Continuing Connected Transactions for each of the three years ended 31 December 2013 and the six months ended 30 June 2014, the Existing Annual Caps for the year ending 31 December 2014 and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions for each of the three years ending 31 December 2017 are set out as follows:

		Historical transaction amounts				Existing Annual Caps	Proposed Annual Caps
		RMB Million				RMB Million	RMB Million
		For the years ended 31 December			For the period ended 30 June	For the years ending 31 December
		2011	2012	2013	2014	2014	2015	2016	2017

4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities	66,214	70,410	81,151	54,460	184,099	179,863	185,905	195,310
4.2	Construction and technical services to be provided by CNPC to the Group	149,301	166,198	175,511	48,792	261,680	301,209	302,950	276,386
4.3	Production services to be provided by CNPC to the Group	112,773	144,967	151,452	73,352	253,476	284,362	296,073	309,909

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

4.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities

The Proposed Annual Caps for the products and services to be provided by the Group to CNPC and the Jointly-held Entities have been determined with reference to:

(a)	the historical transactions and transaction amounts in providing products and services by the Group to CNPC and the Jointly-held Entities;

(b)	the estimated business growth of the Group, CNPC and the Jointly-held Entities;

(c)	the potential fluctuations in the prices of crude oil, petrochemical products, natural gas, and other oil products and services both in the international market and in the domestic market;

(d)	possible increase in PRC natural gas for the following three years; and

(e)	the increase in the quantities of natural gas and the stable quantities of crude oil required (by the Group as decreed by the government).

Based on the information provided by the Company, the historical transaction amounts of products and services to be provided by the Group to CNPC and the Jointly-held Entities were approximately RMB66,214 million, RMB70,410 million, RMB81,151 million and RMB54,460 million for the three years ended 31 December 2013 and six months period ended 30 June 2014 respectively, representing approximately 39.4%, 46.2%, 49.1% and 29.6% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2013 and six months ended 30 June 2014 are as follows: (1) international trade accounted for a large proportion of this category of connected transactions, and uncertainly is far greater than other businesses; (2) having considered that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wished to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties that exist in the society, products and services actually provided by the Group to CNPC were less than anticipated. During the year ended 31 December 2012, the transaction amount in products and services provided by the Group to CNPC and the Jointly-held Entities increased by approximately 6.3% when compared to the year ended 31 December 2011, and during the year ended 31 December 2013, the transaction amount in products and services provided by the Group to CNPC and the Jointly-held Entities increased by approximately 15.3% when compared to the year ended 31 December 2012. In terms of the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for each of the three years ending 31 December 2017, the expected amounts in products and services to be provided by the Group to CNPC and the Jointly-held Entities will decrease by approximately 2.3% in 2015 as compared to 2014, then will increase by approximately 3.4%, and 5.1% respectively in 2016 and 2017 as compared with those in 2015 and 2016 respectively.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

As advised by the management of the Company, the Proposed Annual Caps regarding products and services to be provided by the Group to CNPC and the Jointly-held Entities in the three years ending 31 December 2017 is based on the ideal estimation of the feasibility plan, which is mainly determined by considering: (i) the future global expansion of the Company and CNPC, and due to their respective strengths in various regions of the world, including but not limited to licensing, qualification, and credibility, therefore greatly increasing crude oil, refined oil products, and natural gas transactions between CNPC and the international trade company of the Group, Petrochina International Company Limited; (ii) the anticipated price fluctuations for crude oil and natural gas in the next three years ending 2017; (iii) CNPC is responsible for the national crude oil and natural gas reserves of the PRC and such reserve needs to be updated by the CNPC annually in accordance with technical requirements, therefore, the Company must provide the crude oil and natural gas reserves in accordance with the corresponding demand in order to fulfill the requirements. Furthermore, we understand from the management of the Company that the slight decrease in the Proposed Annual Caps in 2015 as compared to 2014 is mainly due to the slightly decreasing crude oil and refined oil products prices for the following three years, while the increases in the Proposed Annual Caps for the two years ending 2017 is due to national natural gas reserves of the PRC is expected to increase, while crude oil reserves is expected to remain stable as compared with the previous three years.

In arriving at the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2017, the Group has estimated the future crude oil, natural gas, and other refined oil products prices based on experience with reference to the historical crude oil, natural gas, and other refined oil products price fluctuations and expected future price fluctuations. We are given to understand that the Company estimated the international crude oil prices will remain at a high, steady level and will fluctuate between US$103 to US$107 per barrel on average in the coming three years. The Company also considered the relationship between refined oil products and crude oil prices, and according to the management of the Company’s historical experience with the PRC government’s control on domestic refined oil products prices, especially refined oil prices, the Company expects that the price of refined oil products will, along with crude oil prices, remain steady but decrease slightly. According to previous description of the oil products government-prescribed pricing policy, we also note that the price of gasoline and diesel will change according to fluctuations in international oil prices, which is adjusted every ten working days.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Below is the world’s major crude oil index from 1 January 2012 to 4 September 2014:

Source: Bloomberg as at 4 September 2014

According to the information obtained from Bloomberg, the closing prices of crude oil from 1 January 2014 to 4 September 2014 ranged from about US$90 per barrel to US$115 per barrel. The prices of crude oil closed at above US$100 per barrel during most of the time in the eight months ended 31 August 2014. According to the Global Economic Prospects Commodity Markets Outlook July 2014 presented by World Bank Group, they predict that the international crude oil prices for 2015, 2016 and 2017 will remain steady, with average prices of approximately US$104, US$104 and US$104 per barrel, respectively.

Despite the slowing growth of crude oil price in the first seven months of 2014, taking into account the historical crude oil price fluctuations and the future oil prices as estimated in the Global Economic Prospects Commodity Markets Outlook July 2014, we consider that the Company’s estimation of the international crude oil prices in the next three years is reasonable.

According to the National Development and Reform Commission document (NDRC Price [2013] 1246) “National Development and Reform Commission on adjusted gas prices”, we note that i) according to the guidance document’s appendix, the price of the consumption amount for 2012 in various provinces in the PRC are between RMB1.41 per cubic meter and RMB2.26 per cubic meter; ii) according to the guidance document, the price of the consumption amount in 2012 will increase according to the Natural Gas “Twelfth Five-Year” plan ending in 2015 and that the citygate price will appropriately increase. According to the Natural Gas “Twelfth Five-Year” plan, domestic prices for natural gas are low, and have not fully reflected changes in market supply and demand as well as resource scarcity. Therefore, we concur with the Company’s estimation of the natural gas prices increasing steadily for the following three years ending 31 December 2017.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

Given the dominant position of the Group in the petroleum and petrochemical industry in the PRC, and the increase in turnover and activities of CNPC and the Jointly-held Entities, the quantities and amounts of future transactions between the Group and CNPC and the Jointly-held Entities are expected to increase. The Directors are of the view that the Proposed Annual Caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan. We are of the view that given the uncertainty in the world energy market, the fluctuating energy prices and growing business development of the Group, the Proposed Annual Caps will provide a reasonably steady supply to CNPC and the Jointly-held Entities.

4.2	Construction and technical services to be provided by CNPC to the Group

The Proposed Annual Caps for the provision of construction and technical services have been determined with reference to:

(a)	the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group;

(b)	the estimated business growth of the Group; and

(c)	the expected increase in investment and project plans during 2015-2017.

Based on the information provided by the Company, the historical transaction amounts of construction and technical services provided by CNPC to the Group were approximately RMB149,301 million, RMB166,198 million, RMB175,511 million and RMB48,792 million for the three years ended 31 December 2013 and six months period ended 30 June 2014 respectively, representing approximately 69.3%, 63.1%, 63.1% and 18.6% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2013 and six months ended 30 June 2014 are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc.. When forecasting the historical annual caps, the Group has considered the possibility that CNPC would participate in all of the relevant projects, however, in reality, CNPC was unable to do so. During the year ended 31 December 2012, the transaction amounts in construction and technical services to be provided by CNPC to the Group increased by approximately 11.3%. During the year ended 31 December 2013, the transaction amounts in construction and technical services to be provided by CNPC to the Group increased by approximately 5.6%. In terms of the Proposed Annual Caps for construction and technical services to be provided by CNPC to the Group for each of the three years ending 31 December 2017, the expected amounts in construction and technical services to be provided by CNPC to the Group will increase by approximately 15.1% and 0.6% respectively in 2015 and 2016 when compared with the Proposed Annual Caps for 2014 and 2015, respectively, then decrease by approximately 8.8% in 2017.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

As advised by the management of the Company that the Proposed Annual Caps of construction and technical services to be provided by CNPC to the Group is based on the ideal estimation of the feasibility plan, and according to the Company’s construction plan for the three years ending 2017, the increase in the Proposed Annual Caps of 2015 and 2016 as compared to 2014 is mainly due to the commencement of several large scale pipeline construction projects and several projects entering their peak construction stages, including the China-Turkey gas commodity project and the Russian gas pipeline project. The decrease in the Proposed Annual Cap in 2017 as compared to the figures in 2015 and 2016 is mainly due to some of the refining and chemical plant construction and pipeline construction projects are expected to be completed successively by the end of 2016.

As advised by the management of the Company, the Group has obtained construction and technical services from CNPC in the ordinary course of business. CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier construction and technical services to the Group. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Moreover, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services, which enable CNPC to be competitive.

According to the 2013 Annual Report, the transaction amounts of construction and technical services provided by CNPC to the Group for the three years ended 31 December 2013 accounted for approximately 52.5%, 47.1% and 55.1% of each corresponding year’s total capital expenditure of the Group. We understand from the management of the Company that the Proposed Annual Caps of construction and technical services to be provided by CNPC to the Group in 2015 to 2017 are determined by considering (i) the possibility of a substantial level of construction projects obtained by CNPC based on the abovementioned advantages offered by CNPC; (ii) the historical capital expenditure, historical caps and historical transaction amounts; and (iii) as advised by the management of the Company, the Company expects to attract independent third parties to invest in cooperative development projects, which allows the Company to participate in a growing number and scale of projects. Therefore, the transactions between CNPC and the Company are expected to increase. Thus, the Proposed Annual Caps of construction and technical services to be provided by CNPC to the Group for the three years ended 31 December 2017 maintain a higher level as compared to those for the three years ended 31 December 2014.

We have reviewed and discussed with the management of the Company regarding the future capital expenditure plan and considered that the plan was prepared by the Group after their due and careful enquiry. We are of the view that the Proposed Annual Caps for the provision of construction and technical services provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan, and the Proposed Annual Caps for the provision of construction and technical services are determined on a fair and reasonable basis.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

4.3	Production services to be provided by CNPC to the Group

The Proposed Annual Caps for the production services provided by CNPC to the Group have been determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group;

(b)	the estimated business growth of the Group;

(c)	the potential fluctuations in the international and the PRC market prices of crude oil, refined oil and petrochemical products; and

(d)	possible higher energy costs in the production process.

Based on the information provided by the Company, the historical transaction amounts of production services provided by CNPC to the Group were approximately RMB112,773 million, RMB144,967 million, RMB151,452 million and RMB 73,352 million for the three years ended 31 December 2013 and six months period ended 30 June 2014 respectively, representing approximately 61.7%, 65.9%, 64.4% and 28.9% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the three years ended 31 December 2013 and six months ended 30 June 2014 are as follows: international trade accounted for a large proportion of this category of connected transactions, and uncertainly is far greater than other businesses, therefore products and services actually provided by the Group to CNPC were less than anticipated. During the year ended 31 December 2012, the transaction amount in production services provided by CNPC to the Group increased by approximately 28.6%. During the year ended 31 December 2013, the transaction amount in production services provided by CNPC to the Group increased by approximately 4.5%. Based on the Proposed Annual Caps for production services to be provided by CNPC to the Group for each of the three years ending 31 December 2017, the expected production services to be provided by CNPC to the Group will increase by approximately 12.2%, 4.1% and 4.7%, respectively.

As advised by the management of the Company, the Proposed Annual Caps of production services to be provided by CNPC to the Group is based on the ideal estimation of the feasibility plan, and the production services to be provided by CNPC to the Group for the years 2015, 2016, and 2017 mainly include crude oil, refined oil products, chemical products and natural gas transactions. Therefore, the reasons for the determination of higher Proposed Annual Caps for the production services to be provided by CNPC to the Group in 2015, 2016, and 2017 as compared with 2014 are primarily; (i) the future global expansion of the Company and CNPC, and due to their respective strengths in various regions of the world, including but not limited to licensing, qualification, and credibility, therefore greatly increasing crude oil, refined oil products, and natural gas transactions between CNPC and the international trade company of the Group, namely Petrochina International Company Limited; (ii) the potential fluctuations in the price of crude oil and other refined oil products in the following three years; (iii) the potential increases in natural gas prices; and (iv) CNPC is responsible for the national natural gas reserves of the PRC and the quality of such natural gas reserves is required to be maintained at certain level. In this regard, CNPC is required to replace its natural gas reserves from time to time and supply the replaced natural gas to the Company to conduct production and sales activities. Therefore, the natural gas transactions between the Group and CNPC is expected to increase as national natural gas reserves of the PRC is also expected to increase in the following 3 years; and (v) the addition of the new Amu Darya and China-Burma natural gas pipeline projects of the Company.

LETTER FROM CMB INTERNATIONAL CAPITAL LIMITED

We have discussed with the management of the Company regarding the future business plan and considered the plan was prepared by the Group after due and careful enquiry. Considering (i) the potential fluctuations in the prices of crude oil, refined oil, petrochemical products, and natural gas in the international and the PRC market and possible higher energy costs during the production process; and (ii) modest and reasonable increasing rate, we are of the opinion that the Proposed Annual Caps for the production services provided by CNPC to the Group are determined on a fair and reasonable basis, the Proposed Annual Caps for the production services provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan, and that the Proposed Annual Caps for the production services are determined on a fair and reasonable basis.

(B)	RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the entering of the Non-Exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and on normal commercial terms or terms no less favourable to the Company than those with independent third parties; (ii) the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; and (iv) the entering of the Non-Exempt Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole.

We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of ordinary resolutions in relation to the Non-Exempt Continuing Connected Transactions as detailed in the notice of the Extraordinary General Meeting as set out at the end of the Circular.

Yours faithfully,

For and on behalf of

CMB International Capital Limited

Fabian Shin	Kenny How
Deputy Chief Executive Officer	Managing Director
Investment Banking Division

Mr. Fabian Shin and Mr. Kenny How are licensed persons registered with the Securities and Futures Commission and as responsible officers of CMB International Capital Limited to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and have, respectively, over twenty and ten years of experience in the corporate finance industry.

APPENDIX	STATUTORY AND GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	DISCLOSURE OF INTERESTS AND CONFIRMATIONS

As at the Latest Practicable Date, none of the Directors, supervisors or chief executives of the Company had an interest and short positions in the shares, underlying shares and debentures of the Company or an associated corporation.

As at the Latest Practicable Date:

(a)	save as disclosed above, none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(b)	the Company has not granted its Directors, supervisors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(c)	apart from Mr Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen, Mr Liu Hongbin, who are deemed as connected directors of the Company by virtue of their positions in CNPC who abstained from voting at the board meeting held on 27 and 28 August 2014 in respect of the Continuing Connected Transactions in relation to CNPC, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2013, being the date to which the latest published audited financial statements of the Company were made up, and which was subsisting as at the date of this circular and significant in relation to the business of the Group;

APPENDIX	STATUTORY AND GENERAL INFORMATION

(d)	none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2013, being the date to which the latest published audited annual financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(e)	none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the HKEx Listing Rules if each of them were a controlling shareholder);

(f)	the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2013, the date to which the latest published audited annual financial statements of the Company were made up; and

(g)	none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings:

Name of Shareholder	Type of Shares	Number of Shares		Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital

CNPC	A Share	158,033,693,528	(L)	Beneficial owner	97.60	86.35

CNPC	H Share	291,518,000	(L)(1)	Interest of controlled corporation	1.38	0.16

Aberdeen Asset Management Plc and its associates (together “the Aberdeen Group”) on behalf of accounts managed by the Aberdeen Group	H Share	2,303,841,193	(L)	Investment manager	10.92	1.26

APPENDIX	STATUTORY AND GENERAL INFORMATION

Name of Shareholder	Type of Shares	Number of Shares		Capacity	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital

Black Rock, Inc.(2)	H Share	1,478,078,018 20,822,000	(L) (S)	Interest of controlled corporation	7.01 0.10	0.81 0.01

JPMorgan Chase & Co.(3)	H Share	1,700,957,024	(L)	Beneficial owner/investment manager/trustee (other than a bare trustee)/custodian corporation/approved lending agent	8.06	0.93

		74,450,471	(S)	Beneficial owner	0.35	0.04

		1,514,480,044	(LP)	Custodian corporation/approved lending agent	7.17	0.83

(L) Long position	(S) Short Position	(LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H Shares of the Company, of which 1,478,078,018 H Shares (long position) and 20,822,000 H Shares (short position) were held in its capacity as interest of controlled corporation.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H Shares of the Company, of which 179,505,980 H Shares (long position) and 74,450,471 H Shares (short position) were held in its capacity as beneficial owner, 6,936,000 H Shares (long position) were held in its capacity as investment manager, 35,000 H Shares (long position) were held in its capacity as trustee (other than a bare trustee) and 1,514,480,044 H Shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,700,957,024 H Shares (long position) include the interests held in its capacity as beneficial owner, investment manager, trustee (other than a bare trustee) and custodian/approved lending agent.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings.

APPENDIX	STATUTORY AND GENERAL INFORMATION

4.	EXPERTS’ QUALIFICATIONS AND CONSENTS

The followings are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Names	Qualification

CMB International Capital Limited	licensed corporation under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Savills Valuation and Professional Services Limited	a member of The Hong Kong Institute of Surveyors

(a)	Each of CMBI and Savills Valuation and Professional Services Limited is not beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b)	Each of CMBI and Savills Valuation and Professional Services Limited has given and has not withdrawn its written consent to the issue of this circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

(c)	As at the Latest Practicable Date, each of CMBI and Savills Valuation and Professional Services Limited did not have any interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited annual accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5.	GENERAL

(a)	The secretary to the Board is Mr. Wu Enlai. Mr. Wu Enlai and Mr. Mao Zefeng are the joint company secretaries of the Company.

(b)	The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC.

(c)	The principal share register and transfer office for the H Shares is Hong Kong Registrars Limited, Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

APPENDIX	STATUTORY AND GENERAL INFORMATION

6.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of King & Wood Mallesons at 13th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong from the date of this circular up to and including 24 September 2014:

(a)	the agreements mentioned in this circular;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 49 of this circular;

(c)	the letter issued by the CMBI, the text of which is set out on pages 50 to 73 of this circular;

(d)	the letter issued by Savills Valuation and Professional Services Limited in respect of rental of land and buildings of CNPC by the Group; and

(e)	the written consents of CMBI and Savills Valuation and Professional Services Limited referred to paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of PetroChina Company Limited (the “Company”) will be held at 9 a.m. on 29 October 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider and approve the following matters:

ORDINARY RESOLUTION

1.	To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 10 September 2014 issued by the Company to its shareholders (the “Circular”):

the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr Yu Yibo for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr Yu Yibo be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

2.	To consider and approve Mr Zhang Biyi as independent non-executive director of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	To consider and approve Mr Jiang Lifu as supervisor of the Company.

By Order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

10 September 2014

Notes:

1.	The register of members of H Shares of the Company will be closed from Monday, 29 September 2014 to Wednesday, 29 October 2014 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 20 October 2014 are entitled to attend and vote in respect of all resolutions to be proposed at the extraordinary general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong Kong

2.	Each Shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the extraordinary general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

5.	Shareholders who intend to attend this extraordinary general meeting in person or by proxy should return the reply slip accompanying each notice of extraordinary general meeting to the Secretariat of the Board of Directors on or before Wednesday, 8 October 2014 by hand, by post or by fax.

6.	This extraordinary general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this extraordinary general meeting are responsible for their own transportation and accommodation expenses.

7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District,

Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this notice, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents  of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of PetroChina Company Limited (the “Company”) will be held at 9 a.m. on 29 October 2014 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider and approve the following matters:

ORDINARY RESOLUTION

1.	To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 10 September 2014 issued by the Company to its shareholders (the “Circular”):

the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr Yu Yibo for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr Yu Yibo be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

2.	To consider and approve Mr Zhang Biyi as independent non-executive director of the Company.

3.	To consider and approve Mr Jiang Lifu as supervisor of the Company.

By Order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

10 September 2014

Notes:

1.	The register of members of H Shares of the Company will be closed from Monday, 29 September 2014 to Wednesday, 29 October 2014 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 20 October 2014 are entitled to attend and vote in respect of all resolutions to be proposed at the extraordinary general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong Kong

2.	Each Shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the extraordinary general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

5.	Shareholders who intend to attend this extraordinary general meeting in person or by proxy should return the reply slip accompanying each notice of extraordinary general meeting to the Secretariat of the Board of Directors on or before Wednesday, 8 October 2014 by hand, by post or by fax.

6.	This extraordinary general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this extraordinary general meeting are responsible for their own transportation and accommodation expenses.

7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District,

Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this notice, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON WEDNESDAY, 29 OCTOBER 2014

Number of shares to which this Proxy relates[1]
Type of shares (A1 Shares or H Shares) to which this Proxy relates[2]

I/We2                                          of                     (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or3                      of                      as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on Wednesday, 29 October 2014 and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]

1.

To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 10 September 2014 issued by the Company to its shareholders (the “Circular”):

the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr Yu Yibo for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr Yu Yibo be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

2.	To consider and approve Mr. Zhang Biyi as independent non-executive director of the Company.

3.	To consider and approve Mr. Jiang Lifu as supervisor of the Company.

Date	2014	Signature(s)[5]

Notes:

1.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.
2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

3.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
6.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
7.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1                      (English name):                      of                                          (address as shown in the register of members) (telephone number(s)2:                     ) being the registered holder(s) of3                  A Shares/H share(s)4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 29 October 2014 at 9 a.m.

Date: 2014

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)	Please insert the number of shares registered under your name(s).
(4)	Please delete as appropriate.
(5)	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) on or before Wednesday, 8 October 2014 personally, by mail or by fax (fax number: (8610) 6209 9557).